Filed pursuant to Rule 424(b)(3)

Registration No. 333-289958

PROSPECTUS SUPPLEMENT

(to Prospectus dated September 26, 2025)

PROFUSA, INC.

118,518 Shares of Common Stock by the Selling Stockholder

This prospectus supplement amends and supplements certain information contained in the prospectus dated September 26, 2025 (the “Prospectus”), which forms a part of our registration statement on Form S-1, as amended (File No. 333-289958). The Prospectus and this prospectus supplement relate to the offer and resale from time to time, of up to 118,518 shares of our Common Stock, par value $0.0001 per share (“the Common Stock”), issuable upon conversion of certain convertible promissory notes (the “Ascent Notes,” and upon conversion the “Conversion Shares”), with an aggregate principal value of $22,222,222 by Ascent Partners Fund LLC (the “Selling Stockholder”). The Common Stock being offered for resale consists of up to 118,518 Conversion Shares pursuant to the securities purchase agreement, dated as of February 11, 2025, we entered into with the Selling Stockholder (the “PIPE Subscription Agreement”). There is no guarantee that the Ascent Note (or the full note amount thereof) will be converted into shares of Common Stock. The Ascent Note may not be converted by Ascent into shares of Common Stock if such conversion would result in the investors or their affiliates owning in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of all shares issuable upon conversion of the Ascent Note (the “Beneficial Ownership Limitation”); provided, that Ascent may increase or decrease the Beneficial Ownership Limitation upon at least 61 days’ prior notice to us so long as such increase does not exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of all shares issuable upon conversion of the Ascent Note. On August 1, pursuant to a Notice and Waiver, the Beneficial Ownership Limitation was increased from 4.99% to 9.99% and we waived the requirement for the 60 days’ advance notice for such increase.

We will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholder.

The Selling Stockholder may sell the shares of our common stock offered by the Prospectus and this prospectus supplement from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means. The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the SEC on July 6, 2026 (the “July Current Report”). Accordingly, we have attached the July Current to this prospectus supplement.

On July 7, 2026, we effected a reverse stock split at a ratio of 1-for-25 (the “Reverse Stock Split”), which is more fully described in this prospectus supplement. Unless the context otherwise requires, all share numbers, exercise prices, conversion prices and other share data in this prospectus supplement have been adjusted to give effect to the Reverse Stock Split.

Our common stock is listed on the Nasdaq Global Market under the symbol “PFSA.” On July 2, 2026, the last sale price for our common stock as reported on the Nasdaq Global Market was $0.09 per share.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for the Prospectus and this prospectus supplement and may elect to do so in future filings.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As a result, we are eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies. See further discussion below.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” section of the Prospectus, and under similar headings in any amendment or supplements thereto, and in our most recent Annual Report on Form 10-K.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus and this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 7, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): July 2, 2026

PROFUSA, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41177	86-3437271
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

626 Bancroft Way, Suite A

Berkeley, CA 94710

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (925) 997-6925

Not Applicable

(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-14(c)).

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Common Stock, par value $.0001 per share	PFSA	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03. Material Modifications of Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 herein is incorporated by reference into this Item 3.03.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

At the Profusa, Inc. (the “Company”) annual meeting of stockholders completed on June 23, 2026, the stockholders of the Company approved an amendment to the Company’s amended and restated certificate of incorporation (the “Amendment”) to effect the reverse stock split at a ratio in the range of 1-for-5 to 1-for-200, with such ratio to be determined in the discretion of the Company’s board of directors and with such reverse stock split to be effected at such time and date, if at all, as determined by the Company’s board of directors, or any of its delegated authorized persons, prior to the two-year anniversary of the annual meeting.

Pursuant to such authority granted by the Company’s stockholders, the Company’s board of directors authorized the Company’s Chief Executive Officer to determine the final text of the Amendment, including the reverse stock split ratio, and such other changes as may be required to effectuate the reverse stock split. Accordingly, the Company’s Chief Executive Officer approved a one-for-twenty-five (1:25) reverse stock split (the “Reverse Stock Split”) of the Company’s common stock and the filing of the Amendment to effectuate the Reverse Stock Split. The Amendment was filed with the Secretary of State of the State of Delaware and the Reverse Stock Split will become effective in accordance with the terms of the Amendment at 12:01 a.m. Eastern Time on July 7, 2026 (the “Effective Time”), and the Company’s common stock will open for trading on The Nasdaq Capital Market on July 7, 2026 on a post-split basis, under the existing ticker symbol “PFSA” but with a new CUSIP number 74319X 306. The Amendment provides that, at the Effective Time, every twenty-five (25) shares of the Company’s issued and outstanding common stock will automatically be combined into one issued and outstanding share of common stock, without any change in par value per share, which will remain $0.0001.

As a result of the Reverse Stock Split, the number of shares of common stock outstanding will be reduced from approximately 13.2 million shares to approximately 530 thousand shares, and the number of authorized shares of common stock will remain at 601 million shares. As a result of the Reverse Stock Split, except as set forth below, proportionate adjustments will be made to the per share exercise price and/or the number of shares issuable upon the exercise or vesting of all outstanding stock options, restricted stock unit awards, performance stock unit awards, and warrants, which will result in a proportional decrease in the number of shares of the Company’s common stock reserved for issuance upon exercise or vesting of such stock options, restricted stock unit awards, performance stock unit awards, and warrants, and, in the case of stock options and warrants, a proportional increase in the exercise price of all such stock options and warrants. In addition, the number of shares reserved for issuance under the Company’s equity incentive plan immediately prior to the Effective Time will be reduced proportionately.

No fractional shares will be issued as a result of the Reverse Stock Split, and instead, the Company will pay cash (without interest or deduction) equal to the fraction of one share to which each stockholder of record would otherwise be entitled, multiplied by the closing price of its common stock on Nasdaq on the date of effectiveness of the Reverse Stock Split. The share amounts set forth in the above paragraph do not take into account any shares which may be paid for in connection with the foregoing treatment of fractional shares.

The summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Item 8.01 Other Events

On July 2, 2026, the Company issued a press release to announce that it filed a certificate of amendment to its certificate of incorporation with the Secretary of State of the State of Delaware to effect a one-for-twenty-five (1:25) reverse stock split of its common stock. A copy of the press release is attached to this report as Exhibit 99.1 and is incorporated by reference herein.

The tables below set forth the impact of the Reverse Stock Split on the Company’s net loss per common share - basic and diluted and weighted average common shares outstanding - basic and diluted, for the years ended December 31, 2025 and 2024, and the three months ended March 31, 2026 and 2025.

Dollars in thousands except share and per share data

	Pre-split(1)		Post-split
	Year ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Net loss	$(35,823)	$(9,230)	$(35,823)	$(9,230)
Net loss per common share - basic and diluted	$(107.01)	$(357.14)	$(2,675.35)	$(8,935.14)
Weighted average common shares outstanding - basic and diluted	334,762	25,844	13,390	1,033

	Pre-split(2)		Post-split
	Three months ended March 31,		Three months ended March 31,
	2026	2025	2026	2025
Net loss	$(3,456)	$(2,716)	$(3,456)	$(2,716)
Net loss per common share - basic and diluted	$(2.05)	$(105.09)	$(51.18)	$(2,629.24)
Weighted average common shares outstanding - basic and diluted	1,688,107	25,844	67,524	1,033

(1)	The pre-split amounts represent amounts from the Company’s Annual Report on Form 10-K, Note 12 for the year ended December 31, 2025.

(2)	The pre-split amounts represent amounts from the Company’s Quarterly Report on Form 10-Q, Note 11 for the three months ended March 31, 2026.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
3.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Profusa, Inc., filed with the Secretary of State of the State of Delaware.
99.1	Press Release dated July 2, 2026
104	Cover page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

July 6, 2026	Profusa, Inc.

	By:	/s/ Ben Hwang
	Name:	Ben Hwang
	Title:	Chief Executive Officer

Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
PROFUSA, INC.

Profusa, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) for the purpose of amending its Amended and Restated Certificate of Incorporation in accordance with the General Corporation Law of the State of Delaware, does hereby make and execute this Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended, and does hereby certify that:

1.	Article FOUR of the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby amended by adding the following new paragraph at the end of such article:

Reverse Stock Split. Upon the effectiveness of the Certificate of Amendment to the certificate of incorporation first inserting this sentence (the “Reverse Split Effective Time”), each five (5) to two hundred (200) issued shares of Common Stock as of the Reverse Split Effective Time shall automatically, and without action on the part of the Corporation or the stockholders, be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without effecting a change to the par value per share of Common Stock, with the exact ratio within, and inclusive of, five (5) to two hundred (200) shares to be determined by the Board of Directors of the Corporation (or any of its delegated authorized persons) prior to the Reverse Split Effective Time and publicly announced by the Corporation (such combination of shares, the “Reverse Stock Split”). The Reverse Stock Split shall occur automatically, without any action by the holders of the shares of Common Stock and whether or not any certificates representing such shares have been surrendered to the Corporation, and each certificate that immediately prior to the Reverse Split Effective Time represented shares of Common Stock, shall thereafter, automatically and without presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Common Stock represented by such certificate shall have been combined, subject to any elimination of fractional interests; provided that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Stock Split unless the existing certificate(s) evidencing the applicable shares of Common Stock prior to the Reverse Stock Split are surrendered to the Corporation (or unless the holder thereof notifies the Corporation that such certificate(s) have been lost, stolen or destroyed and executes a lost certificate affidavit and agreement reasonably acceptable to the Corporation, which may include a requirement to post a bond, to indemnify the Corporation against any claim that may be made against the Corporation on account of such alleged loss, theft or destruction). Each book entry position that immediately prior to the Reverse Split Effective Time represented issued shares of Common Stock shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by such book entry position has been combined pursuant to the Reverse Stock Split, subject to any elimination of fractional interests. The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation, and adjustments to such securities or rights (including the treatment of any fractional shares resulting from such adjustments) shall be made in accordance with the terms of the applicable agreements governing such securities or rights, including but not limited to the Corporation’s 2025 Equity Incentive Plan and applicable warrant agreements.

2.	The foregoing amendment was duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

3.	Prior to this Certificate of Amendment becoming effective, the Chief Executive Officer, as a delegated authorized person of the Board of Directors of the Corporation, determined that each twenty-five (25) issued shares of Common Stock be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock.

4.	This Certificate of Amendment shall become effective at 12:01 a.m., Eastern Time, on July 7, 2026.

IN WITNESS WHEREOF, I have signed this Certificate this 30th day of June, 2026.

/s/ Ben C. Hwang
Ben C. Hwang
Chief Executive Officer

Exhibit 99.1

Profusa Announces 1-for-25 Reverse Stock Split

BERKELEY, California, July 02, 2026 (GLOBE NEWSWIRE) -- Profusa, Inc. (“Profusa” or the “Company”) (Nasdaq: PFSA), a commercial stage digital health company pioneering a next-generation technology platform enabling the continuous monitoring of an individual’s biochemistry, today announced that it ﬁled an amendment to its amended and restated certiﬁcate of incorporation with the Secretary of State of the State of Delaware to eﬀect a one-for-twenty-five (1:25) reverse stock split of its common stock. The reverse stock split will take eﬀect at 12:01 am (Eastern Time) on July 7, 2026, and the Company’s common stock will open for trading on The Nasdaq Global Market on July 7, 2026 on a post-split basis, under the existing ticker symbol “PFSA” but with a new CUSIP number 74319X 306.

As a result of the reverse stock split, every twenty-five (25) shares of the Company’s common stock issued and outstanding prior to the opening of trading on July 7, 2026, will be consolidated into one issued and outstanding share, with no change in the nominal par value per share of $0.0001. No fractional shares will be issued if, as a result of the reverse stock split, a stockholder of record would become entitled to a fractional share because the number of shares of common stock they hold before the reverse stock split is not evenly divisible by the split ratio. Instead, each stockholder of record will be entitled to receive a cash payment in lieu of a fractional share.

As a result of the reverse stock split, the number of shares of common stock outstanding will be reduced from approximately 13.2 million shares to approximately 530 thousand shares, and the number of authorized shares of common stock will remain at 601 million shares.

About Profusa

Based in Berkeley, California, Profusa is a commercial stage digital health company led by visionary scientific founders, an experienced management team and a world-class board of directors in the development of a new generation of tissue-integrated sensors to detect and continuously transmit actionable, medical-grade data for personal and medical use. With its long-lasting, injectable and affordable biosensors and its intelligent data platform, Profusa aims to provide people with a personalized biochemical signature rooted in data that clinicians can trust and rely on.

“LUMEE”, “PROFUSA” and the PROFUSA logo are registered trademarks of Profusa Inc. in the United States, Canada, European Union, China, Japan, South Korea and Australia.

For more information, visit https://profusa.com.

Forward-Looking Statements

Certain statements in this press release (this “Press Release”) may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include, without limitation, the timing and completion of the reverse split. Forward-looking statements generally relate to future events or future financial or operating performance of Profusa. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “propose,” “seek,” “should,” “strive,” “will,” or “would” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which may be beyond the control of Profusa and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Profusa and its management, are inherently uncertain. Profusa cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. There are risks and uncertainties described in the definitive proxy/final prospectus relating to the business combination, which has been filed with the SEC, and in other documents filed by Profusa from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Profusa cannot assure you that the forward-looking statements in this communication will prove to be accurate.

Investor and Media Contacts:

email: info@coreir.com
phone: 1(212) 655-0924